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                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

             CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR
        INVESTMENTS IN THE CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                    PURSUANT TO RULE 17f-2 [17 CRF 270.17f-2]


1.     INVESTMENT COMPANY ACT RULE NUMBER:  811-08933

2.     STATE IDENTIFICATION NUMBER:

3.     EXACT NAME OF INVESTMENT COMPANY AS SPECIFIED IN REGISTRATION STATEMENT:

                CREDIT SUISSE INSTITUTIONAL INTERNATIONAL FUND, INC.

4.     ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (NUMBER, STREET, CITY, STATE,
       ZIP CODE):

                466 LEXINGTON AVENUE
                NEW YORK, NY 10017

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of Credit Suisse Institutional International Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's securities lending program compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 17, 2002, and from September 1, 2001 through May 17, 2002.

Based on this evaluation, we assert that the Fund's securities lending program was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 17, 2002, and from September 1, 2001 through May 17, 2002, with respect to securities reflected in the investment accounts of the Fund as being out on loan with the exception of a compliance break from April 3, 2002 to April 30, 2002. The compliance break was due to security loans that were made to CSFB Corp. prior to an exemptive order being granted by the SEC. The compliance break was identified on April 25, 2002 and was resolved on April 30, 2002 by returning all securities loaned to CSFB Corp. The restrictions and ability to

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only lend to approve borrowers is hard coded within the CSFB securities lending system. This compliance issue was due to an automated update made to the Fund's approved borrower setup in the CSFB securities lending system. The appropriate fix has been made so this should not occur again in the future and a second check has been added within the middle office group for oversight of the approved borrower setup.

Credit Suisse Institutional International Fund, Inc.


           Laurence Smith
By:
           ------------------------------------------------------


Title:     Chairman
           ------------------------------------------------------

           8-15-02
           ------------------------------------------------------
           Date


           Michael A. Pignataro
By:
           ------------------------------------------------------


Title:     Chief Financial Officer
           ------------------------------------------------------

           8-15-02
           ------------------------------------------------------
           Date

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Credit Suisse Institutional International Fund,
Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Credit Suisse Institutional International Fund, Inc. (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 17, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our

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procedures for the Fund's securities lending program were the following tests performed as of May 17, 2002, and with respect to agreement of securities loaned and returned, for the period from September 1, 2001, through May 17, 2002:

- Confirmation of all securities out on loan with the Fund's securities lending agent (an affiliated custodian);

-    Confirmation of all such securities out on loan with the Fund's custodian;

- Reconciliation of all such securities on loan between the Fund's securities lending agent and custodian;

-    Confirmation of all collateral received with securities lending agent;

-    Confirmation of all invested collateral with unaffiliated mutual fund;

- Confirmation of the securities lending agent's aggregate position of all such securities out on loan with borrowers/brokers. Reconciliation of the borrowers/brokers position to the securities lending agent's aggregate position, including the Fund's;

- Agreement of 6 security loan transactions and 6 security return transactions from September 1, 2001 to May 17, 2002, from the books and records of the Fund's securities lending agent to the Fund's custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund's securities lending program was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 17, 2002 with respect to securities reflected in the investment accounts of the Fund as being out on loan is fairly stated, in all material respects with the exception of a compliance break from April 3, 2002 to April 30, 2002. The compliance break was due to security loans that were made to CSFB Corp. prior to an exemptive order being granted by the SEC. The compliance break was identified on April 25, 2002 and was resolved on April 30, 2002 by returning all securities loaned to CSFB Corp. The restrictions and ability to only lend to approved borrowers is hard coded within the CSFB securities lending system. This compliance issue was due to an automated update made to the Fund's approved borrower setup in the CSFB securities lending system. The appropriate fix has been made so this should not occur again in the future and a second check has been added within the middle office group for oversight of the approved borrower setup.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

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PricewaterhouseCoopers LLP

August 15, 2002